EXHIBIT 99.1
ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES SALE OF UK HOLDINGS.
TORONTO, ON — September 15, 2006 — Envoy Communications Group Inc. (NASDAQ:ECGI/TSX:ECG) today announced the completion of the sale to Sun Chemical Corporation of its United Kingdom subsidiaries, ECG Holdings (UK) Limited, Watt Gilchrist Limited and Parker Williams Design Limited. Watt Gilchrist provides brand management, pre-press and film services, while Parker Williams is a London-based packaging design and brand specialist company.
The sale price of $27 million is payable in cash and will result in a net gain to Envoy of approximately $6.5 million. “We believe the sale of our UK holdings, which do not represent a core holding for Envoy, will enhance shareholder value”, says Geoff Genovese, Envoy’s CEO.
Mr. Genovese also stated that “the sale of our UK holdings will allow us to focus our attention on our wholly-owned subsidiary, Watt International Inc. and our merchant bank, Envoy Capital Group”. Watt International will concentrate on its core business of providing strategy, branding and design services. Under the terms of a strategic services agreement, Watt International will continue to work with Watt Gilchrist Limited to support its customer’s reprographic needs in North America. Watt International has a long standing reputation for delivering world-wide strategic branding solutions. In the past several months, Watt International has won a number of strategic consulting and branding assignments, which are expected to improve its future profitability.
This addition will greatly enhance Sun Chemical’s understanding of packaging market trends and customer needs. “The acquisition of Watt Gilchrist and Parker Williams will enable us to better serve customers in the packaging segment and other markets requiring sophisticated color management”, said Dr. David Hill, President and CEO of Sun Chemical.

Envoy is also announcing today that it intends to use a portion of the sale proceeds to repurchase common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer, subject to receiving certain regulatory approvals and exemptions. The Board of Directors has approved an issuer bid to purchase up to 8 million of Envoy’s common shares for a cash price of not more than Cdn $2.50 and not less than Cdn $2.25 per common share, subject to regulatory approvals and exemptions and to customary conditions. Based on the number of shares tendered and the prices specified by the tendering shareholders, Envoy will determine the lowest price per share within the range that will enable it to buy 8 million shares properly tendered. Shareholders whose shares are purchased under the offer will be paid the purchase price in cash, without interest, promptly after the expiration date. If the number of shares properly deposited pursuant to the issuer tender offer exceeds 8 million shares, then the successfully deposited shares will be purchased on a pro rata basis (disregarding fractions) according to the number of shares deposited. Envoy will return all shares not purchased under the tender offer, including shares deposited at prices greater than the maximum purchase price per share, shares not purchased as a result of proration, and shares not accepted for purchase. If the offer is fully taken up, it will represent approximately 41.2% of the currently outstanding shares for a maximum purchase price of approximately Cdn $20 million. The Company intends to apply promptly for required regulatory approvals and exemptions, and to mail an offer to purchase and issuer bid circular, and related documents detailing the terms and conditions of the tender offer as soon as practicable after such approvals and exemptions are obtained.
This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Envoy common shares. The solicitation and the offers to buy Envoy common shares will only be made pursuant to a separate offer to purchase and issuer bid circular, and related materials. At the time the tender offer is commenced, Envoy will file an offer to purchase, issuer bid circular and related documents with Canadian securities regulatory authorities and a Tender Offer Statement on Schedule TO and with the United States Securities and Exchange Commission (the “SEC”). Shareholders should carefully read the Tender Offer Statement, the offer to purchase and issuer bid circular, the related letter of transmittal and other related materials when they are available because they will contain important information, including the various terms and conditions of the offer. The offer to purchase and issuer bid circular, the related letter of transmittal and certain other documents are expected to be sent to all holders of Envoy common shares, at no expense to them promptly following commencement of the offer. The Tender Offer Statement (including the offer to purchase and issuer bid circular, the related letter of transmittal and all other offer documents filed by Envoy with the SEC) will also be available at no charge at the SEC’s website at http://www.sec.gov. and the website of the Canadian Securities administrators at www.sedar.com. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to
About Sun Chemical
Sun Chemical, the world’s largest producer of printing inks and pigments, is a leading provider of materials to packaging, publication, coating, plastics, cosmetics, and other industrial markets. With annual sales approaching $4 billion, Sun Chemical has over 12,000 employees supporting customers around the world. The Sun Chemical Group of companies includes such well-known names as Coates Lorilleux, Hartmann, Kohl & Madden, and US Ink. Sun Chemical Corporation in the U.S. and Sun Chemical Limited in England are subsidiaries of Sun Chemical Group B.V., the Netherlands. Sun Chemical has headquarters in Parsippany, New Jersey, U.S.A.; Slough, England; and Weesp, the Netherlands. For more information, visit their website at www.sunchemical.com.
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” or “forward-looking information” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934 and applicable Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or Envoy’s actual results to be materially different from any events or future results expressed or implied by these statements. Such factors include but are not limited to, the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, volatility in the market price of Envoy’s common shares, there is no assurance that regulatory approvals or exemptions will be obtained or offer conditions will be satisfied, the extent to which holders of common shares determine to tender their shares to any offer, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to